UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Results of General Meeting, dated 21 August 2018

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

21 August 2018

Micro Focus International plc

Results of General Meeting

Micro Focus International plc ("Micro Focus" or the "Company", LSE: MCRO.L, NYSE: MFGP) is pleased to announce that, at the General Meeting of the Company's shareholders held earlier today, the resolution proposed at the meeting (the "Resolution") was duly passed on a poll vote.

Shareholders voted to approve the proposed transaction whereby Micro Focus has agreed to sell its SUSE business segment to Marcel Bidco GmbH, a newly incorporated, wholly-owned subsidiary of EQTVIII SCSp, for a total cash consideration of $2.535 billion (the "Transaction") on a cash and debt free basis and subject to normalisation of working capital. EQT VIII SCSp is a private equity fund managed and operated by EQT Fund Management S.à r.l., a member of the leading private equity group, EQT AB Group.

Following this vote, the Transaction remains conditional upon the implementation of the separation of the SUSE business segment pursuant to an agreed separation plan and applicable antitrust, competition, merger control and governmental clearances having been obtained (some of which have now been obtained). The full text of the Resolution is shown in the notice of the General Meeting set out in the circular sent to Shareholders on 31 July 2018 and full details of the votes received from the Company's shareholders for the Resolution will be available on our website at https://investors.microfocus.com/.

A copy of the Resolution will be submitted to the National Storage Mechanism, where it will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM.

About Micro Focus

Micro Focus is a global enterprise software company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

For further information, please contact:

Enquiries:

Micro Focus	Tel: +44 (0) 1635 32646
Kevin Loosemore, Executive Chairman Stephen Murdoch, Chief Executive Officer Chris Kennedy, Chief Financial Officer Tim Brill, IR Director
Numis (Sponsor, Financial Adviser and Corporate Broker)	Tel: +44 (0) 20 7260 1000
Alex Ham Simon Willis
SCA (Financial Adviser)	Tel: +44 (0) 20 3709 9501
Glyn Lloyd
Powerscourt	Tel: +44 (0) 20 7250 1446
Elly Williamson Celine MacDougall

Numis Securities Limited is acting as sole sponsor, financial adviser and corporate broker to Micro Focus in connection with the Transaction. SCA is also acting as financial adviser to Micro Focus in connection with the Transaction.

IMPORTANT NOTICE:

Numis Securities Limited ("Numis"), which is authorised in the United Kingdom under the Financial Services and Markets Act 2000 (as amended) and which is regulated by the Financial Conduct Authority, is acting as corporate broker and financial adviser in connection with the Transaction. Numis is acting exclusively for Micro Focus in connection with the Transaction and for no-one else and will not be responsible to anyone other than Micro Focus for providing the protections afforded to the clients of Numis nor for providing any advice in relation to the Transaction or the contents of this announcement or any transaction, arrangement or matter referred to herein.

The information contained in this announcement is not for release, publication or distribution to persons in any jurisdiction where to do so would breach any applicable law. No public offer of securities is being made by virtue of this announcement.

This announcement has been prepared for the purposes of complying with the applicable laws and regulations of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 21 August 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer

1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.